 Exhibit 99.5

Earnings Call 1

EARNINGS CALL 1

Q2-FY 2017 RESULTS

October 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D. Mavinakere

Executive Vice President & Chief Financial Officer

Mohit Joshi

President & Head - Financial Services; Head - Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Ravi Kumar S.

President & Chief Delivery Officer

Rajesh Krishnamurthy

President & Head - Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting; Head of Europe

ANALYSTS

Sandeep Muthangi

India Infoline

Ankur Rudra

CLSA

Edward Caso

Wells Fargo

Viju George

JP Morgan

Diviya Nagrajan

UBS

Ashish Chopra

Motilal Oswal Securities

Anantha Narayan

Credit Suisse

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earning Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Karuna. Hello, Everyone and Welcome to Infosys Earnings Call to discuss Q2 FY17 Earnings Release. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO & M.D. – Vishal Sikka; COO – Pravin Rao; CFO – M.D. Ranganath along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka and Ranganath. Subsequently, we will open up the call for questions. Please note that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I now like to pass it on to Dr. Sikka.

Vishal Sikka

Thanks, Sandeep. Hi Everyone! And Welcome to our Q2 Earnings Call.

We had a good overall performance in Q2. You will recall that during our Analyst Day in Pune in August, we had outlined certain expectations on Q2 performance. We had mentioned that we would focus strongly on execution in Q2 and expected Q2 revenue growth to be better than Q1. We had also mentioned that we would focus on certain drag factors from Q1 such as Consulting, Finacle and India.

I am happy to report that as a result of our strong focus on execution in Q2, our sequential revenue growth was 3.5% in reported terms and 3.9% in constant currency terms. This compares to Q1 in which we had 2.2% growth in reported and 1.7% in constant currency terms. Consulting, India and Finacle have all performed better in Q2 compared to Q1. We will continue to monitor the performance of Consulting closely in the coming quarters as it still faces headwinds.

Our Core IT Services had robust growth of 4.7% in constant currency terms in Q2; volume growth was 4%. We continue to see adoption of our new services by our clients and are focusing on building a healthy pipeline for our new services. I am particularly excited about the interest from clients in our knowledge-based AI platform - Infosys Mana, both in helping them renew their core businesses and especially in helping them explore and define new areas. I will talk more about this in a little bit.

Coming to strategy execution, we have been sharing with you certain key indicators that we track to assess the trajectory of these parameters. During the quarter, we had large deal wins of $1.209 bn. This includes committed value deal wins of 138 mn and Framework deals of $1,071 mn.

In terms of client metrics, our top-10 clients grew year-over-year 3.7%, our top-25 clients grew 4.3% while non-top-25 clients grew 10.6% in reported terms. The number of $50 mn clients increased by 2 to 54 and the number of $100 mn clients increased by 1 to 18.

We continued our strong focus on improvement in operational efficiency parameters such as utilization. I will talk more about our Zero Bench and Zero Distance initiatives as they pertain to this in a little bit, also on onsite/offshore mix, subcon expenses and cost optimization. Ranga will provide more details on these in his remarks.

Our operating margins improved 80 basis points from 24.1% in Q1 to 24.9% in Q2. Among large verticals, growth was led by Financial Services and Insurance which grew 5.2% on constant currency and Energy, Utilities, Communications and Services which grew 7.3% on constant currency. We had robust all around growth across all geographies.

We added 12,717 employees on a gross basis and 2,779 on net basis. Headcount at the end of the quarter was 199,829, so just a little shy of 200,000. Attrition for the quarter declined further to 15.7% for Infosys Limited standalone and 20.0% for the entire group. The high performer attrition, an area of special focus for us, continue to decline.

We will continue to seek opportunities in M&A and investments. In this quarter we invested in Cloudyn, a cloud spend optimization startup in Israel.

In Pune, we had also announced that in order to further enhance client focus and our agility in the market, we would create smaller industry segments in sale. We have completed this exercise and the new structure is effective as of today. Similarly, we reorganized our delivery organization in April 2015 wherein we consolidated and defragmented our various service lines under Ravi’s leadership. We have seen significant benefits out of the delivery organization, as seen in stronger service line focus and improved operational efficiencies and stronger ownership by the leaders. We see a similar opportunity in sales through the smaller, more agile, more focused and more accountable industry segments.

Coming to the Business Outlook for FY17, you will recall that in Pune, we said we will be in a better position to provide the business outlook for FY17 after delivering Q2 and assessing the business environment for Q3 and Q4. We had indicated that we see more headwinds than when we entered Q2. During the course of Q2, we have seen signs of cautious client behavior. Our announcement on RBS ramp-down is an example of this. Over the last couple of weeks, several of our peers have also indicated a softer business environment leading to a more cautious outlook for FY17. After considering our H1 performance and the near-term business outlook based on the visibility and our assessment, at this point in time we expect our revenue growth for FY17 to be 8% to 9% in constant currency terms.

Now, let me share a few thoughts on the execution of our Renew and New strategy through automation and innovation and how we are fueling this through a culture of education and learning: In Renew, in Q2, we made good progress on our strategy to renew our core services and help our clients renew their core businesses through automation and through grass-roots innovation. We are accelerating this by monetizing Zero Distance, bringing our Knowledge-based AI platform, Mana to all aspects of our service offerings including leveraging Mana internally and continuing to drive value from the bench.

Our traditional services of Application Development, Infrastructure Management and Product Engineering, all grew above the company average. Zero Distance, our program to bring innovation to every project is enabling us to deepen our existing client relationships, show differentiation to help us win new opportunities and provide tangible examples of Infosys as a strategic partner for our clients for grass-roots ongoing innovation. Zero Distance continues to cover more than 95% of all our projects and it is truly a grass-roots innovation movement across entire Infosys. We are now elevating this further to drive greater value for our clients and converting ideas into solutions. Hundreds of Zero Distance ideas are being implemented in client projects with many of them converted into new business opportunities generating commercial value for Infosys.

Regarding Mana, I am really excited to see the growing interest from client and in the industry and we are in the process of building a strong pipeline. While we are in the early stages and revenue impact is insignificant for the quarter, we saw continued adoption in client successes. Internally, we are leveraging our own automation solutions to drive greater efficiency into all parts of our service line.

In Q2, Ravi estimates that we saved close to 2,400 FTEs worth of effort across service lines primarily in Application Maintenance, Package System Maintenance, BPO and Infrastructure Management. Going forward, we will go beyond automation and apply the Knowledge-based AI capabilities of Mana to more complex scenarios with the focus on increasing productivity.

Zero Bench, which is our program to engage employees in value creation while they are between projects has created more than 26,000 work packets already with many of these being generated by Zero Distance ideas and nearly 12,000 work packets have been completed. This has ensured that almost all of our bench capacity is engaged and we are already seeing benefits in terms of additional revenue as well as margin improvements through the solution created. As a result of gaining valuable experience on these Zero Bench assignments, more than 1,000 additional freshers went directly into client projects in the first half of fiscal ’17 versus first half of fiscal ’16 and you also see this contribute to the improved utilization. In new areas, we continue to grow our new services and products in Q2 and help our clients drive breakthrough innovation. In particular, we are working with a number of clients and partners on leveraging new technologies, especially AI technologies including Machine Learning to drive large scale transformations. Our AI platform Mana is key to this and we will accelerate our work in new areas with Mana.

We also announced in September our new ‘Incubation as a Service’, a dedicated Infosys team that will be the innovation engine for our clients leveraging our learning experiences across industries and our work in emerging technologies. We will run this model with co-creation and collaboration with clients at the heart of what we offer, founded on the principles of Design Thinking.

Skava continue to help clients create new kinds of customer engagement across channel, for example, Infosys and TOMS Shoes are working together to implement an Omni Channel platform leveraging Skava Commerce. In Q2, we launched Java Commerce, a new standard for Modern Mobile-First Modular eCommerce Platform.

EdgeVerve delivered a strong performance this quarter with 48 wins, 23 Go Lives from both Finacle and Edge suite of solutions across various markets. Edge products added several new clients this quarter across various solutions with AssistEdge leading with 8 new wins.

We continue to bring Design Thinking into every client engagement, for example, we are working with Kohl’s, the large US retailer to leverage Design Thinking together with our Skava platform on how to enhance customer experience, sales associates and the overall Kohl’s experience.

In Culture, we continue to invest in our employees and in learning and education. In education and in training, this quarter we added focus on collaboration to every class offered in Mysore. This is based on learning from our data scientist class in which we saw the code quality was significantly improved through collaboration. Specifically, we reduced the number of code issues to 35% for individuals and down to 12% in a group of 10 people. We are also introducing new kinds of programs including Udacity in Nanodegree and Coursera for rapid upscaling when needed for the most in demand niche skills. We continue to roll out the equity program with the first phase to mid and junior level high performers already complete. We will be extending this to the leadership levels as we look at programs to retain our best leaders and attract new leaders to our company.

Looking beyond business, at Infosys, we are deeply aware of our role in society which is beyond business. In India, through the Infosys Foundation, we made several investments in the areas of Rehabilitation, Healthcare, Education and Arts and Culture including handing over the Residential Enclave of 200 Houses to families that were ended homeless in the aftermath of the Hudhud Cyclone in 2014. We launched an Institute of Robotic Surgery to support the Narayana Hrudayalaya and funding travel stipends for top researchers at IIT, Kharagpur as well as sponsoring an IIT Kharagpur Study about the Antiquity of the Indus Valley. Infosys Foundation USA supported Quality Computer Science and maker professional development for teachers via the Computer Science Professional Development Week, the CS for All Community Giving Program and commitments announced at the US White House Summit on Computer Science for All. Additionally, the foundation announced new grants to support the Largest Computer Science Teacher Organization recognize excellence in Computer Science Teaching for Awards and assist the New York Academy of Sciences. All of these are things that we continue to be proud of.

I will now hand it over and closing to Ranga to provide more details on financials before coming back to Q&A. Thank you.

Ranganath D. Mavinakere

Thanks, Vishal. Hello, Everyone

Let me start by saying that in Q2 we focus sharply on improving further the operational efficiency of our business and continue to focus on healthy cash generation. I am happy to report that we have seen further improvement on both these fronts.

Our revenues in Q2 were Rs.17,310 crores, this is a growth of 3.1% sequentially in rupee terms. On a year-on-year basis, when compared to Q2 fiscal ’16, our Q2 ’17 revenues have grown by 10.7% in rupee terms. In dollar terms, revenues grew sequentially by 3.5% on reported basis and 3.9% in constant currency basis. On a year-on-year basis, when compared to Q2 fiscal ’16, revenues have grown 8.2% in dollar terms and 8.9% in constant currency terms. H1’17 revenue growth as compared to H1’16 was 9.5% in reported terms and 10.5% in constant currency terms.

Volumes grew healthily by 4.0% during the quarter as compared to 2.2% in Q1’17. On quarter-on-quarter basis, Onsite volume grew by 3.1% and offshore volume grew by 4.4%. Realization for the quarter increased 0.2% on reported basis and 0.7% in constant currency basis compared to Q1’17. On year-on-year basis, realization declined by 3.6% and on reported basis 3% in constant currency.

Several operational efficiency parameters improved during the quarter. Our utilization excluding trainees increased 200 basis points to 82.5%. Similarly, utilization including trainees went up to 77.7%. Over the last six quarters, utilization excluding trainees has been consistently above 80%. Onsite mix reduced to 29.7% during the quarter and we are focusing on bringing this down gradually; however, there could be quarter-on-quarter volatility.

Subcontractor expenses again were at 5.4% of revenues, similar to Q1’17 level but still lower than 5.5% that we saw in Q2’16. Employee benefit cost as a percentage of revenue was 55.7% as compared to 55.3% in Q1’17, primarily on account of compensation increases as well as higher variable pay that we paid to our employees this quarter offset by better utilization. On a comparable basis, Q2’16 employee benefit cost as a percentage of revenues were 54.7%.

On the collections front, our account receivable collections have been very healthy. DSO for the quarter was 64-days as compared to 66-days, a decline of 2-days as compared to Q1’17.

As Vishal said, our operating margins for the quarter was 24.9%, increase of 80 basis points over Q1’17. Improvement in utilization and onsite mix contributed to 100 basis points to margin improvement. This was offset by increase in third-party software cost which negatively impacted margins by 60 basis points. The benefit of cost optimization initiatives onsite and lower visa charges offset the impact of higher variable pay that we paid to employees this quarter and compensation increases by 40 basis points, thus leading to a net increase of 80 basis points expansion in margin.

Our emphasis on healthy operating cash flow generation continued in this quarter; operating cash flow generation was strong during the quarter, partly helped by tax refunds of about Rs.350 crores. We generated operating cash flow of Rs.3,698 crores in Q2 as compared to Rs.3,130 crores in last year same quarter. Our cash and cash equivalents as of September 30th was Rs.35,640 crores as compared to Rs.33,212 crores last quarter.

We added 12,717 gross employees during the quarter with a net addition of 2,779 employees. The quarterly annualized attrition on a standalone basis has also decreased marginally to 15.7% from 15.8% last quarter. At the group level, annualized attrition was 20% as against 21% last quarter.

As you know, Q2 saw volatility in currency especially in the backdrop of Brexit. We managed to navigate the volatility effectively during the quarter. On a period, end basis, USD appreciated by 3.6% against GBP and depreciated by 0.3% against Euro and 2.2% against Australian Dollar. Our hedge position as of September 30, 2016 was $1,037 mn. We expect near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balances was 7.77% in Q2’17 compared to 7.82% in Q1’17. We expect the yield for FY’17 to be approximately 7.5% as compared to 8.6% in FY’16 due to interest rate environment in India.

The Effective Tax Rate for the quarter was 28.8%; full year Effective Tax Rate projection at this point in time is expected to be around 29%.

Our net margins during the quarter were 20.8% compared to 20.5%, an increase of 30 basis points over Q1’17. Our EPS for the quarter was Rs.15.77, EPS grew 6.1% on year-on-year basis and 4.9% on sequential basis.

Coming to Clients and Business Segments: Our number of $100 mn clients further increased by 1 to 18, it was 17 last quarter and $50 mn clients increased to 54, an expansion by 2. Active clients count now stands at 1,136 as compared to 1,126 last quarter.

Coming to Margin Expectations: We will continue to optimize the operational efficiency levers on an ongoing basis. We have said that in the medium-term our operating margin expectation is in the range of 24% to 26%. However, considering the expectations on growth trajectory for the second half of the year and as revenue growth is one of the key determinants of margins, we expect the fiscal 2017 margins to be in the range of 24% to 25%.

With that, we will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and gentlemen, we will now begin the question-and-answer session. Our first question is from the line of Sandeep Muthangi from India Infoline.

Sandeep Muthangi

Good quarter. Congrats. I have a question on the implied outlook for the second half. Vishal, when you look at your customers, the sense that you get is it primarily stoppage of some near-term discretionary work that is going to impact a lot in 3Q or is it even pull back of some of these medium term plans because of which you think the low growth could carry on for some time?

Vishal Sikka

No, it is not that. It is specific to a few clients and some of the seasonality that you see in Q3 in certain industries with less working days and furloughs and so forth. So, it is a combination of those things and a couple of our own internal work and service lines that we are working to renew which has been going slower than we expected. But by and large in some segments there is certain weakness. So, it is a combination of those things but I would not say it is anything particularly structural that is having such an impact on the near-term. What is having an impact at a structural level is the decline in the overall pricing environment and the sort of the downward spiral that I have talked about for the last two years, and Ranga mentioned again we have continued to see that pricing pressure. My sense is that it is only going to intensify and that is a structural thing that we must address through a combination of automation and innovation and this is a much more fundamental transformation. On that front, which is a long-term structural front, I am very happy with the progress that we are making and we continue to accelerate our progress both on embracing automation in our existing services with our platform as well as in deploying that same platform for new kinds of problems and in bringing in a very deep rooted sense of a culture of innovation at the grass roots level in every project which we call Zero Distance. All of these have started to produce very noticeable results now and I am very encouraged by that. Although that is a more structural thing, the rest of it, things that impact the numbers on quarterly basis are more tactical and near-term and it is a combination of a couple of clients and some of the seasonality and things of this nature.

Sandeep Muthangi

Just one question on the RBS thing. In case like this where you would have invested time and money and resources on ramping up such projects and they abruptly ramp down, would you have any recourse to getting a compensatory payment from RBS?

Vishal Sikka

Maybe Pravin can comment on that. It depends on client specific situation and contracts and so forth. Generally, in our business the ramp ups take a while and ramp downs are immediate, so that is just the nature of the business and how our revenue generation works. Having said that, we can have various mitigating measures depending on the situation in contracts and things like that. Perhaps Pravin can comment on that.

Pravin Rao

See, typically it depends on the nature of the project. In a fixed project or in projects where we made upfront investment, we have a termination cost. Like last year in the second quarter in one of the clients we had an unfortunate end of a project and client paid the termination cost which you are probably familiar with. Now, similarly in the case of RBS it is more of T&M project, so there we have a notice period that is typical practice. In RBS also we got the notice period that was contractually given. The idea is that with the notice period we should be able to have enough time to ramp down and find alternate opportunities for the people.

Moderator

Thank you. We have the next question from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

First, Vishal, over the last two years under your leadership, we have seen the philosophy of guidance very straightforward, you say it as you see it. And this time we have seen a 250 basis points cut to the guidance. I am guessing this bakes in RBS. But has there been any change in our philosophy. Are you baking in anything beyond what you see this time compared to before? That is my first question.

Vishal Sikka

No, we are not baking anything. I love the way you said it, say as you see it. I am going to use that in the future if you allow me to. What I have said is somewhat more exotic thing about minimizing the asymmetry of information between management and market and all that which sounds like some kind of rocket science. The bottom-line is that we want to share with you what we see and we see an atmosphere where there is a dual compounding of the forecast and stuff that we see. One is the atmosphere outside, factors such as Brexit, RBS or these kind of things which can have volatile impact on what we do. The other is our own internal parameters like what we had with our work in consulting and so forth that we are working on. Our competition has also indicated softness in their outlook and things of this nature. So there is a certain sense of that. But we are baking in all the information that we see presently including RBS and all of these things, but there is no change in philosophy.

Ankur Rudra

So, just going from there, given the very sharp cut to guidance, basically we are baking in between a decline of 0.6% for the next two quarters to a growth of 0.5% sequentially, Infosys growth was 13% constant currency in FY16, 15% in fact in the March quarter. Basically, you are guiding to a very-very sharp slowdown to 8.5% which is probably in line with peers but given your progress on clients on deal wins, it just does not stack up with the whole thing. So where do you explain this very sharp deceleration despite all the other initiatives being taking place?

Vishal Sikka

See compared to what we say at the beginning of the year and then what we saw at the beginning of the quarter, as we said when we were in Pune, even though we had lowered the guidance at the beginning of Q2, the atmosphere that we saw over the course of Q2 continued and became worse and we shared this in Pune already in late August. So that is contributing to what we see. I do not believe that there is anything fundamental or structural that is contributing to the lowering of the guidance other than the fact that the change that is happening in the industry around the pricing pressure and so forth. When we sum total all of that based on what we see, this is the guidance that we get to.

Ankur Rudra

Just if you could clarify this thing about frame deals and non-frame deals, because historically we have not seen this consistently. Is there any change in the definition because the mix appears to have changed, it is almost 90% non-frame deals. Any sort of guidance what is happening there and does it indicate softness because your non-frame deals which is what you used to track earlier primarily appears to have fallen to just about $100 mn - $200 mn?

Pravin Rao

I do not think so. It is too early to read anything into it. It varies from quarter-to-quarter. Essentially the frame deal is where we are pretty confident that we will get the kind of revenues we are talking about, total TCV over three to five years or whatever the timeframe is, but contractually client has not committed to that. But by and large based on our past experience, based on what client says, barring contractually signing it we are comfortable with that and that is what we are calling out. The other category is where client has contractually committed. But I think it is too early to read anything into it, it varies from quarter-to-quarter.

Moderator

Thank you. We have the next question from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

My question is around the willingness of clients to change the way they contract to allow you to share all your automation efforts. How willing maybe, a new engagement to move away from the typical time and materials model to a more fixed price or fixed outcome model?

Vishal Sikka

Ed, this is a great question. How we deal with that transformation is one of the fundamental pillars on which the transformation of the company is going to be based as we look over the next several years. Of course in our case our automation endeavor is Infosys Mana, our platform. Now, when you look at the fixed price projects where we bring this to our existing ongoing effort, obviously as a part of the ongoing effort, Mana would produce certain productivity improvement. In a fixed price case we would be able to utilize the benefits of that. In T&M cases one of the things that we do is we proactively engage in conversations where Mana, while it applies to the work that we do in the T&M case is a separate tool kit that brings additional economics which allows us to improve the T&M economics while keeping T&M wherever that is and transforming that into fixed price or outcome based project is not an option. So, this is generally how that works. It is extremely important that Mana be a standalone AI platform on which customers and other partners can continue to build amazing applications of Artificial Intelligence and that is one of the key reasons that we have adopted this strategy of not just a AI platform for our own use but also one that is honest, it is exposed to the light of the outside world and continues to help clients imagine new kinds of application from digital farming to reimagining the physical-digital retail experiences to compliance, to internet of things, asset efficiency and areas that are completely unrelated to the kind of services that we bring. Of course, when it applies to our services it is based on the approach that I shared with you. So, this is something that is extremely important to our future and while this is still an early time, this is the second quarter that we have had of bringing Mana to our clients and we have seen very healthy adoption and successes already of clients and some of those we have shared in our press release and in other places. Of course, the revenue contribution from Mana itself is very insignificant. However, the adoption that we are seeing in the market and the results that we are achieving, both for our own operational improvement as well as a standalone tool kit are quite encouraging.

Edward Caso

I think I heard that you had a good quarter in banks and insurance, I was just curious if you had some more macro commentary in those two areas as far as pace of new business or has the movement in the growth rates been more clients’ specific? Thank you.

Vishal Sikka

So, let me start and then perhaps Mohit can add. Under Mohit's leadership we have had very strong performance in Financial Services in recent quarters and that has continued to be the case. Of course, there are a couple of cases as you see we have talked about RBS before and so forth. In general, we see a continued strength in Financial Services across the world and with a few exceptions here and there and so forth. In that sense we do not particularly share the negative sentiment that others have shared. But Mohit being an expert on this, he can add more.

Mohit Joshi

So, I think if we look at from a Q2 perspective we really had a stellar Q2. 5.2% constant currency growth in banking and insurance, very significant new client addition, very significant large deal wins. But as we go into Q3 and Q4, there are three things I want to point out. First is that the negative or the low interest rate regime across the world for both insurance and for banking it does mean that spend visibility is getting a little bit lower. The second piece is that our story though of the New and the Renew as Vishal also mentioned is resonating with our clients. What this means is that while the environment is volatile, our competitive position is very strong. As you would have seen in this quarter, I think our growth has outpaced that of the competition if you see the results announced as well as the guidance that has been given. Obviously, one of the headwinds that we have mentioned in the past as well is the very large contract ramp down at RBS.

Moderator

Thank you. Our next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Congratulations to management on a solid Q2. This is just regards the outlook for H2. When you said you are seeing extra softness in the business environment, besides RBS are there any notable instances of clients ramping down or it is just clients being slow to ramp up?

Vishal Sikka

No, it is not additional big clients ramping down in a big way like RBS but just a general slowdown that some of the clients are seeing in our existing business depending on certain segments and a couple of cases of slower ramp up than me are expected. And a couple of our service lines which continue to see some headwinds. We arrested the de-growth, maybe the colleague earlier who had said this thing about ‘say it like you see it’ could come up with a better phrase than arresting de-growth. But nonetheless we have managed to arrest the de-growth in consulting. However we still continue to see some headwinds in consulting and that is largely because of our own execution related issues and Rajesh is dealing with these. So, it is a combination of those kinds of things and not anything else.

Viju Geogre

And on Mana, just want to understand, your earlier IIP and IIP platforms how are they now structured, are they part of Mana? That is question one. A sub-part of this is that when you look at growth over the coming quarters for Mana, when do you think that the growth can be robust enough in achieving incremental revenues so as to compensate for what we might be losing in the traditional core, how much time away are we from that?

Vishal Sikka

So Viju, it is a great question. The revenue depends on the three categories that I mentioned earlier in response to Ed's question. There is the bringing Mana to our existing work in fixed price cases and there it is absorbed in the economics of the project. There is bringing Mana to the existing T&M projects where while Mana might improve the overall economics from our point of view, it does have a corresponding lowering of the time and materials effort on the ongoing project and the benefit of Mana is accrued over the duration of the project. So, there is that thing that we have to weigh in. Of course Mana being a standalone product has its own economics. Then the third case which is a particularly exciting one which is where we use Mana for building new kinds of applications which are unprecedented and this is obviously a very high value, high margin and exciting area but where we do not yet have large scale. So, that is sort of the situation. It is early days. I launched this thing on the 27th of April and it has been less than six months since it is in market but we are incredibly excited by the kind of client validation that we have seen. In terms of packaging, what used to be IIP (the Information Platform and IAP (the Automation Platform), as well knowledge management and knowledge-based engineering components are all a part of Mana now. And perhaps Sandeep and Naveen who are both here can talk about that.

Sandeep Dadlani

The way we have taken Mana to market right now is really focusing on client adoption, driving new use cases and imagining new ways of leveraging AI along with our clients. Since it has been only a couple of quarters, the focus is not on trying to identify standalone revenue of any kind, focus is on driving the brand, the product, the use cases, the features out in the market. The early sign of adoption is very encouraging, you can see some of the clients endorsing us publicly. As we go along, we will establish separate values for Mana as we go along but right now the focus is on adoption and use cases.

Moderator

Thank you. We have the next question from the line of Diviya Nagrajan from UBS. Please go ahead.

Diviya Nagrajan

Congrats on the strong execution during the quarter. Vishal, a couple of questions. You have been talking about transition in the industry and how this transition you have put in place through different means, but there is this ongoing concern and I think you addressed it in your press conference this morning on how this is impacting your legacy cash cow. How much of the structural challenges today are about right sizing your legacy cash cow in terms of proportion of revenue and how far away do you think are in this transition into that effort?

Vishal Sikka

See, these two things are independent of each other. You asked a complicated question, so I have to take a little bit of time to answer this. When you look at the general transformation of any company, the typical approach that we follow and you can look at innovator’s dilemma or disruption or whatever is that you transformed the existing generally a cash cow business which is high margin and you simplify the savings and optimize that and use that savings to drive the new areas which are next generation which are low margins, but have high revenue potential. So this is generally how the script works no matter which industry you look at and tons of books about it and stuff like that. However in our case, the complicating factor is that the core business is actually under margin pressure which is generally not the case when you look at the disruption script, if you will. Therefore, our approach has been slightly different one. We believe that the revival of our core business is not only about optimizing it for profit, but especially about transforming it on the basis of innovation and on the basis of automation. So this is exactly what we have been doing and under Ravi's leadership, we have seen significant success in this area by bringing in this dual approach of automation impacting the service lines and unleashing the ground swell of grassroots innovation through Zero Distance kinds of programs where our teams are directly engaging with clients to work on this. In parallel to this different kind of revival of the core services business, we have this additional burden of introducing new software and new services that can complement is that are going to help us for the next generation in particular in the software area. Also recently this additional burden that we had further from there around some of the weaker service line like Consulting and BPO that we have had to put additional focus on to revive those. So when you look at the sum total of this, we are talking about a very large scale and complex transformation that we are engaged in here and this means that not everybody who is in the leadership is right for this kind of a massive transformation. So I am extremely happy and proud of the team that we have in place now with myself, Pravin and Ranga as well as our other executive core function and with the 4 Presidents responsible for our business. Today, just as we did with delivery 18 months ago, we have now established this additional scale in our go-to-market functions by introducing 13 new industry heads who are going to be sharply focused on very specific well-encapsulated industry sub-segments who are going to be accountable for that. It will introduce a tremendous agility and scale in how we go-to-market in having them become greater bringing the tip of the spear with consulting as well as the entire power of all the delivery services and our new services. That also gives additional bandwidth to especially to our 3 sales Presidents – Mohit, Sandeep and Rajesh who are in addition to carrying their own vertical responsibilities who also have company wise responsibilities, like Mohit in the area of overall sales execution and Sandeep in the area of bringing new software and services company wide and Rajesh in the area of bringing Consulting and the tip of the spear Design Thinking likes across the company. So this is how I see it. The media gets excited about an executive here and there leaving, but in the overall scheme of things I am very satisfied with the way this thing has been going.

Divya Nagarajan

This is very, helpful So just a follow-up to that, one is that should we then if you add in your concerns on increased pricing pressure, should we then look at your margin target of 30% kind of be much more back-ended than it has been in the last couple of years, that is one? Second follow-up is that again in terms of the transition being complete, how far out are we?

Vishal Sikka

So Divya, when it comes to margin, I cannot say that. While 30% is our target, on a quarterly basis or yearly basis, we will guide on our margin based on what we see. The main thing impacting the margin are the operational efficiency levers where we believe we still have a room to improve. Most importantly the Automation which is the big structural opportunity and there we have the downward force of the pricing pressure but if we do really advance Artificial Intelligence, we can bring automation not only to the more mechanizable simple kinds of areas, but also to the much more complex areas of the business including software development and design were something of this nature. The new services that we are launching which are all high margin services and how quickly can we bring them to scale and how much go-to-market investment we need to bring into that, all of those things impact the margin situation. So I would not assume that this is back-ended. But rather we have to see how these three competing forces evolve over the next quarters. Presently we see like Ranga said earlier 24%-25% for the rest of the year and we will continue to ‘say it like we see it’ as other gentleman said and share more information on that. If it gets to the point where these 3 vectors that I talked about intersect in different ways and we need to relook at how the margin works, we will let you know. But for now we feel comfortable with this.

Divya Nagarajan

Thanks for your time and all the best for the rest of the year.

Moderator

Thank you. Next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

Thanks for the opportunity. Vishal, you did mention about the couple of service lines which continued to be work-in-progress in terms of BPM and Consulting, just a couple of questions that I had on Consulting. Firstly if you could elaborate as to what exactly are the pain points that you would be looking to address within that segment in order to revive it. Secondly also from a demand perspective, would you actually see Consulting as one of the more tougher areas in terms of the demand environment today.

Vishal Sikka

No, the demand environment for Consulting is not tough at all. Rajesh can talk more about this. We have inherited a mixed bag of where our Consulting effort comes from and we are in the middle of transforming that. When we step back and think about Consulting in the large, you realize that the opportunity to help businesses transform themselves for this massive digital disruption that is happening in the world for the adoption of AI, for the complete transformation of the economic models around pervasive connectivity and digital experiences and so forth. There is actually a tremendous opportunity for strategy and design-oriented consulting and helping our clients imagine their future and then bringing in the services of our company to life in order to do that. In that sense that opportunity of what we have found the tip of the spear and transcending package systems towards becoming true design partner for our clients, it still continues to be a huge opportunity. The challenges that we see with our very complex challenges and difficult ones that Rajesh has inherited are they are more operational ones now owing to our own situation. So Rajesh perhaps you can add a few things.

Rajesh Krishnamurthy

Sure thanks Vishal. So I think in Consulting, if you look at the structure we had in Europe, we were running this business pretty much standalone kind of basis, doing a lot of work around business transformation. I think for the journey forward in alignment with the vision of automation on the one hand and innovation the other, I think it is very important that Consulting works ‘hands in glove’ with our go-to-market themes and becomes an integrated part of the journey of Infosys as we transform ourselves. While of course the regular business transformation and large scale package implementation work has dramatically shifted over the years, the large ERP-led transformation work which used to be the backbone on which we have built these large consulting organizations, that kind of work has now changed. It is much more nimble, it is much more agile. The product vendors themselves have gone through a dramatic change in terms of the products they are now selling. So we have to be a much more adapted and nimble in the way we build new capabilities and implement these products for our clients. So I think the investments which we need to make in this organization to bring them closer to the way our go-to-market teams are aligned and of course become the tip of the spear to become the frontline conversation entity which is dealing with our client conversations is something which we are working on today.

Ashish Chopra

Sure, that is helpful. So Rajesh how far out do you think would we be in completing this transformation?

Rajesh Krishnamurthy

Vishal would like me to respond “in the next 15 days” but the answer is slightly different. I think we have made some good move. I think last quarter we have rebuilt a part of the changes which we wanted to make in the US business and I am happy to report that business has already started showing the results. In Europe, we are in the journey and we have made some changes. I think it probably take a little bit longer in Europe because of the structural changes which we need to make and the realities of the European market. My estimate is that it would probably take up about between 2-4 quarters for us to really get through the full transformation which we wanted to make and I am very confident that this is very something which we will be able to do. We have the full backing of the management team. Vishal has made his full commitment very clear that Consulting is an extremely critical component of Infosys and the journey which we are going to undertake. So I have the support of all the Presidents and Vishal. More importantly, we have also inducted my ‘partner in crime’ Ravi Kumar who is the Global Head of Delivery on the board of Infosys Consulting to ensure that the integration between the delivery organization and consulting is more seamless.

Ashish Chopra

Sure, that is helpful. And just lastly Vishal in terms of the guidance. So we do see RBS having an impact, and then Pravin alluded to couple of other BFSI clients as well who are undergoing challenges. So BFSI clearly seems to be the factor that would be driving this, but apart from that any other verticals that we should expect or be watchful of, come the second half?

Mohit Joshi

This is Mohit. Just wanted to stress that in BFSI, we had actually a breakthrough Q2. So just please keep in mind that whenever we talking about volatility or lack of visibility, it is from position of a very significant competitive strength that you have seen in this quarter and the past couple of quarters as well. As I mentioned in response to previous questions, there are a couple of things happening - low interest rates environment means that spend visibility is lower. But there is no significant client ramp down apart from the one that we have already reported on RBS. I think the key takeaway over here is the very strong competitive positioning that we have demonstrated in this quarter and the very strong level of engagement that we are seeing both on our traditional and our new services which resulted in 5.2% constant currency growth, 13 new clients, 60% of the TCV of the reported large deals.

Sandeep Dadlani

And this is Sandeep, just to add to that. I think if you look at industries like Hi-Tech, Retail, Manufacturing, you will notice that Retail and Manufacturing came of a very good first quarter, almost 5.5% growth in Q1 which was perhaps better than many of the peers in the market. Even in Q2 while Retail, CPG, Transportation, Logistics, Manufacturing etc. generally are flattish, if you compare it with the peers etc., it has actually gained market share in terms of incremental revenue. So Q1 and Q2, we have actually gained market share, gained incremental revenue in these segments. As we go into Q3, Q3 is a seasonally weak quarter for these segments because of furloughs, ramp-downs, etc., but if I were to look at it with our new set of capabilities, our people plus software capabilities, capabilities like Edge and Skava and the New Renewed offerings that Ravi is driving as well, we seem more confident about Q3 and Q4 to continue to capture market share in general on relative basis.

Rajesh Murthy

Just to complete the picture on the ECS side also, we have had a very strong quarter. In fact we grew more than 7% in this quarter, the fastest growth vertical in the quarter. We came back as well on a pretty strong growth in Q1. The momentum into Q3 and Q4 is also looking very positive primarily driven by massive opportunities which we are seeing especially in the utility sector and telecom has also done quite well for us.

Moderator

Thank you. We will take the next question from the line of Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

Thank you and congratulations on the good quarter and wish you all a happy festive season. Just one thing, Is it possible to get some color on the timeline of the RBS’ ramp-down that is when does this start and when does it end?

Ranganath D. Mavinakere

This is Ranga here. We publically announced earlier during the quarter of Q2 that RBS is ramping down close to 3000 people predominantly in India. We also said subsequently when we met in Pune that primarily it was not much of an impact in Q2, but most of the impact would be in the subsequent quarters and we had also said that a lead time is provided to us by RBS as Pravin was clarifying earlier for an orderly ramp-down and either to look at opportunities elsewhere, etc., but predominantly it was offshore. So that is the timeline that we are looking at. This is in the line whatever they have publically announced.

Anantha Narayan

Ranga just to clarify, does the process get over in FY17 or could this even spill into next financial year?

Mohit Joshi

No, it does not extend to FY18 Anantha, to the next financial year. It will get completed in FY17.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I would now like to hand over the floor back to Mr. Sandeep Mahindroo for his closing comments. Over to you sir.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call and talking to us. We look forward to talking to you again over the course of the quarter. Thanks and have a good day.

Moderator

Thank you very much sir. Ladies and gentlemen on behalf of Infosys that concludes this Conference Call. Thank you for joining us and you may now disconnect your lines.